

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2020

Lyndon Lea
Chief Executive Officer
Leo Holdings Corp. II
100 Wilshire Boulevard
Los Angeles, CA 90401

> **Re: Leo Holdings Corp. II**
> **Draft Registration Statement on Form S-1**
> **Submitted September 15, 2020**
> **CIK No. 0001824153**

Dear Mr. Lea:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted on September 15, 2020

General

1. We note that the warrants in the units are not registered on the facing page of your registration statement; however, you indicate that the warrants will be separately traded on the 52nd day following the date of the prospectus. It is also unclear why you are registering 4,197,500 shares issuable upon the redemption of warrants. Please advise us or revise as appropriate.

Certain Relationships and Related Party Transactions, page 122

2. Please revise to address the potential payment of a finder's fee to independent directors or strategic advisors in connection with locating the target business.

Exhibits and Financial Statement Schedules, page II-2

3.   We note you have included a consent for Robert Bensoussan who is not named in the filing. Please revise to include a consent for Jeffrey Sonnenfeld who is named as a director nominee in the filing.

       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Brigitte Lippmann at 202-551-3713 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Christian O. Nagler, Esq.